CLEARY GOTTLIEB STEEN & HAMILTON LLP
WASHINGTON, D.C. PARIS BRUSSELS LONDON FRANKFURT COLOGNE MOSCOW	One Liberty Plaza New York, NY 10006-1470 T: +1212 225 2000 F: +1212 225 3999 clearygottlieb.com D +1212 225 2376 hgrannis@cgsh.com	ROME MILAN HONG KONG BEIJING BUENOS AIRES SÃO PAULO ABU DHABI SEOUL

March 31, 2020

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc. (File No. 001-36364)
Preliminary Proxy Statement on Schedule 14A filed on March 31, 2020

Dear Mr. Williamson:

On March 31, 2020, TPG Specialty Lending, Inc. (the “Company”) filed on EDGAR a preliminary proxy statement on Schedule 14A (the “Proxy Statement”). The Proxy Statement relates to the Company’s special meeting of stockholders scheduled to take place on May 28, 2020, at which the Company’s stockholders will be asked to consider and vote upon a proposal to allow the Company to sell or otherwise issue shares of its common stock at a price below its then-current net asset value per share in one or more offerings, in each case subject to the approval of its board of directors and subject to certain conditions as set forth therein, including that the number of shares issued does not exceed 25% of its then-outstanding common stock immediately prior to each such offering. The Company currently anticipates releasing the definitive proxy statement to stockholders on or before April 17, 2020.

If you have any questions or comments regarding the Proxy Statement, please contact Helena Grannis at (212) 225-2376 or Katherine Clemens at (212) 225-2321.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Jay Williamson

Securities and Exchange Commission, p. 2

Sincerely,

/s/ Helena K. Grannis
Helena K. Grannis

cc:	Ken Burke

TPG Specialty Lending, Inc.

Adam E. Fleisher
Katherine M. Clemens

Cleary Gottlieb Steen & Hamilton LLP